Earning Release

ELBIT SYSTEMS REPORTS
SECOND QUARTER 2019 RESULTS

Backlog of orders at $9.8 billion; Revenues at 1,064 million;
Non-GAAP net income of $64 million; GAAP net income of $54 million; Non-GAAP net EPS of $1.46; GAAP net EPS of $1.22

Haifa, Israel, August 15, 2019 – Elbit Systems Ltd. (NASDAQ: ESLT and TASE: ESLT), (the "Company") the international high technology company, reported today its consolidated results for the quarter ended June 30, 2019.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “We are pleased with the results of the second quarter, with an ongoing increase in backlog as well as solid revenue growth of over 19%, diversified across all our main regions of business.

We are also encouraged that, with the IMI consolidation, our ongoing focus on efficient operations enabled us to maintain a similar level of operating margins to that of the second quarter last year.

We continue to integrate and extract synergies from all our recent acquisitions and are looking forward to further growth of our business.”

Second quarter 2019 results:

Revenues in the second quarter of 2019 were $1,064.0 million, as compared to $892.2 million in the second quarter of 2018. The strong growth was driven mainly by the consolidation of IMI.

Non-GAAP (*) gross profit amounted to $294.3 million (27.7% of revenues) in the second quarter of 2019, as compared to $254.8 million (28.6% of revenues) in the second quarter of 2018. GAAP gross profit in the second quarter of 2019 was $288.4 million (27.1% of revenues), as compared to $250.0 million (28.0% of revenues) in the second quarter of 2018.

Research and development expenses, net were $77.3 million (7.3% of revenues) in the second quarter of 2019, as compared to $76.6 million (8.6% of revenues) in the second quarter of 2018.

Marketing and selling expenses, net were $73.6 million (6.9% of revenues) in the second quarter of 2019, as compared to $69.9 million (7.8% of revenues) in the second quarter of 2018.

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* see page 3

Earning Release

General and administrative expenses, net were $57.2 million (5.4% of revenues) in the second quarter of 2019, as compared to $37.0 million (4.2% of revenues) in the second quarter of 2018.

Other operating income, net in the second quarter of 2018 was $45.4 million. This was the result of net gains related to valuation of shares in two of our Israeli subsidiaries in the commercial cyber and medical instrument areas, due to third party investments.

Non-GAAP(*) operating income was $89.6 million (8.4% of revenues) in the second quarter of 2019, as compared to $73.1 million (8.2% of revenues) in the second quarter of 2018. GAAP operating income in the second quarter of 2019 was $80.3 million (7.5% of revenues), as compared to $111.8 million (12.5% of revenues) in the second quarter of 2018.

Financial expenses, net were $20.3 million in the second quarter of 2019, as compared to $10.7 million in the second quarter of 2018. Financial expenses, net in the second quarter of 2019 include exchange rate differences of approximately $5.2 million related to the recognition of lease liabilities denominated in foreign currencies (mainly in New Israeli Shekels) as a result of the adoption of ASC 842, Leases, effective January 1, 2019.

Other income, net was $1.6 million in the second quarter of 2019, as compared to other expenses, net of $5.1 million in the second quarter of 2018, mainly due to the non-service cost components of pension plans, in accordance with ASU 2017-07 and adjustments to the fair value of our investments in Israeli subsidiaries.

Taxes on income were $10.8 million (effective tax rate of 17.6%) in the second quarter of 2019, as compared to $7.3 million (effective tax rate of 7.6%) in the second quarter of 2018. The effective tax rate is affected by the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income and other income and expenses that are not a part of the taxable income.

Equity in net earnings of affiliated companies and partnerships was $3.5 million (0.3% of revenues) in the second quarter of 2019, as compared to $3.3 million (0.4% of revenues) in the second quarter of 2018.

Net income attributable to non-controlling interests was $0.4 million in the second quarter of 2019, as compared to $0.1 million in the second quarter of 2018.

Non-GAAP(*) net income attributable to the Company's shareholders in the second quarter of 2019 was $64.3 million (6.0% of revenues), as compared to $61.0 million (6.8% of revenues) in the second quarter of 2018. GAAP net income attributable to the Company's shareholders in the second quarter of 2019 was $53.8 million (5.1% of revenues), as compared to $91.9 million (10.3% of revenues) in the second quarter of 2018.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $1.46 for the second quarter of 2019, as compared to $1.43 for the second quarter of 2018. GAAP diluted earnings per share in the second quarter of 2019 were $1.22, as compared to $2.15 for the second quarter of 2018.

The Company’s backlog of orders as of June 30, 2019 totaled $9,796 million, as compared to $8,065 million as of June 30, 2018. Approximately 60% of the current backlog is attributable to orders from outside Israel. Approximately 56% of the current backlog is scheduled to be performed during the second half of 2019 and 2020.

_____________
* see page 3

Earning Release

Operating cash flows used in the six months ended June 30, 2019 was $91.5 million, as compared to $1.1 million used in the six months ended June 30, 2018.
Investing cash flows include approximately $344.9 million in proceeds from factoring of the premises evacuation asset related to the IMI acquisition.
Financing cash flows include approximately $184.8 million in proceeds resulting from the issuance of shares to institutional investors.

Adoption of New Accounting Standard:

The Company adopted Accounting Standards Update (ASU) 2016-02, Leases (ASC 842), effective January 1, 2019, using a modified retrospective transition method. Consequently, periods prior to January 1, 2019 are not restated for the adoption of ASU 2016-02.

Leases (ASC 842), as amended, requires lessees to recognize a Right of Use (ROU) asset and lease liability on the balance sheet for most lease arrangements and expands disclosures about leasing arrangements for both lessees and lessors, among other items. We adopted ASU 2016-02 using the optional transition method whereby we applied the new lease requirements under ASU 2016-02 through a cumulative-effect adjustment.

On January 1, 2019, we recognized approximately $377 million of ROU operating lease assets and lease liabilities as a result of adopting this standard. As part of our adoption, we elected all of the available practical expedients with the exception of the practical expedient permitting the use of hindsight when determining the lease term and assessing impairment of ROU assets. The adoption of the standard increased our financial expenses in the first half of 2019 in the amount of $14.5 million as a result of exchange rate differences on lease liabilities denominated in foreign currencies (mainly NIS). The comparative periods have not been restated for the adoption of ASU 2016-02.

* Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, the Company factors out items such as those that have a non-recurring impact on the income statements, various non-cash items, including significant exchange rate differences, significant effects of retroactive tax legislation and changes in accounting guidance and other items, which in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earning Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions, except per share amount)

	Six Months Ended June 30,		Three Months Ended June 30,		Year Ended December 31,
	2019	2018	2019	2018	2018

GAAP gross profit	$566.0	$485.4	$288.4	$250.0	$976.2
Adjustments:
Amortization of purchased intangible assets	11.7	9.2	5.9	4.8	19.1
Expenses related to IMI acquisition	—	—	—	—	66.6
Non-GAAP gross profit	$577.7	$494.6	$294.3	$254.8	$1,061.9
Percent of revenues	27.7%	28.9%	27.7%	28.6%	28.8%

GAAP operating income	$156.3	$175.1	$80.3	$111.8	$292.8
Adjustments:
Amortization of purchased intangible assets	18.5	12.8	9.3	6.7	26.5
Expenses related to IMI acquisition	—	—	—	—	66.8
Gain from changes in holdings	(1.2)	(45.4)	—	(45.4)	(45.4)
Non-GAAP operating income	$173.6	$142.5	$89.6	$73.1	$340.7
Percent of revenues	8.3%	8.3%	8.4%	8.2%	9.2%

GAAP net income attributable to Elbit Systems’ shareholders	$104.3	$141.6	$53.8	$91.9	$206.7
Adjustments:
Amortization of purchased intangible assets	18.5	12.8	9.3	6.7	26.5
Expenses related to IMI acquisition	—	—	—	—	66.8
Impairment of investment	—	5.1	—	5.1	17.6
Exchange rate differences (*)	15.5	3.7	7.0	3.5	3.4
Gain from changes in holdings	(5.8)	(45.4)	(4.6)	(45.4)	(45.4)
Related tax benefits	(2.4)	(1.7)	(1.2)	(0.8)	(8.1)
Non-GAAP net income attributable to Elbit Systems' shareholders	$130.1	$116.1	$64.3	$61.0	$267.5
Percent of revenues	6.2%	6.8%	6.0%	6.8%	7.3%

GAAP diluted net EPS	$2.40	$3.31	$1.22	$2.15	$4.84
Adjustments, net	0.60	(0.59)	0.24	(0.72)	1.42
Non-GAAP diluted net EPS	$3.00	$2.72	$1.46	$1.43	$6.26

(*) Exchange rate differences in the first half of 2019 included exchange rate differences of $ 14.5 million on lease contracts as a result of the implementation of ASC 842, effective as of January 1, 2019, as well as other assets and liabilities denominated in currencies other than U.S. dollars.

Earning Release

Recent Events:

On June 16, 2019, the Company announced that its wholly-owned subsidiary, Elbit Systems - Cyclone Ltd., was awarded an approximately $50 million contract for the supply of structural parts from composite materials for an aircraft of a customer in North America. The contract will be performed over six years.

On June 19, 2019, the Company announced that it was awarded an approximately $73 million contract from Diehl Defence GmbH & Co. KG to provide J-MUSIC™ Directed Infrared Counter Measure systems for the German Air Forces’ Airbus A400M aircraft. The contract will be performed over a four-year period.

On June 25, 2019, the Company announced that its subsidiary, BrightWay Vision Ltd. (BWV), raised a $25 million investment from Koito Manufacturing Co, Ltd. and Magenta Venture Partners, following which they hold approximately 38.5% of BWV’s shares, on a fully diluted basis.

On June 26, 2019, the Company announced, further to its announcement of August 17, 2017, that on June 25, 2019, the United States Court of Appeals for the Federal Circuit in Washington, DC ruled completely in Elbit Systems’ favor against Hughes Network Systems, LLC for infringing an Elbit Systems patent relating to high-speed satellite communications, U.S. Patent No. 6,240,073.

On June 26, 2019, the Company announced that its subsidiary in the U.S., Elbit Systems of America, LLC ("Elbit Systems of America"), was awarded an approximately $26 million contract from the United States Customs and Border Protection (CBP) to install an Integrated Fixed Towers (IFT) system in the U.S. Border Patrol Casa Grande Area of Responsibility (AoR) in Arizona. The project will be performed over a one-year period. To date, Elbit Systems of America has been awarded a number of contracts from CBP to install IFT systems in numerous AoR’s covering a total of approximately 200 miles of the Arizona-Mexico border.

On August 7, 2019, the Company announced that it was awarded a contract valued at approximately $80 million to upgrade tanks and supply radio systems for an Army of a country in South East Asia. The contract will be performed over a period of 32 months.

On August 12, 2019, the Company announced that its subsidiary, Elbit Systems of America LLC, ("Elbit Systems of America") was awarded a contract by the U.S. Navy for the supply of components of the for Color Helmet Mounted Display System of the CV-22 aircraft. The contract is in an amount that is not material to Elbit Systems and is expected to be completed by October 2020.

Dividend:

The Board of Directors declared a dividend of $0.44 per share for the second quarter of 2019. The dividend’s record date is September 9, 2019. The dividend will be paid from income generated as Preferred Income (as defined under Israel tax laws), on September 23, 2019, net of taxes and levies, at the rate of 20%.

Earning Release

Conference Call:

The Company will be hosting a conference call on Thursday, August 15, 2019 at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 407 2553
Canada Dial-in Numbers: 1 888 604 5839
UK Dial-in Number: 0 800 917 9141
ISRAEL Dial-in Number: 03 918 0664
INTERNATIONAL Dial-in Number: +972 3 918 0664

at: 9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 326 9310 (US and Canada) or +972 3 925 5925 (Israel and International).

Earning Release

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of airborne, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com or follow us on Twitter.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-772946663
j.gaspar@elbitsystems.com
David Vaaknin, VP, Head of Corporate Communications
Tel: +972-772946691
david.vaaknin@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1943, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward-looking statements are based on management's expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Earning Release

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	June 30, 2019	December 31, 2018
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$191,810	$208,479
Short-term bank deposits and restricted deposits	10,825	16,447
Trade and unbilled receivables and contract assets, net	1,839,624	1,712,915
Other receivables and prepaid expenses	197,671	199,148
Inventories, net	1,276,806	1,141,996
Total current assets	3,516,736	3,278,985

Investments in affiliated companies and partnerships and other companies	198,362	196,180
Long-term trade and unbilled receivables and contract assets	254,779	297,145
Premises evacuation	—	365,436
Long-term bank deposits and other receivables	77,531	42,962
Deferred income taxes, net	43,316	42,804
Severance pay fund	285,646	278,732
	859,634	1,223,259

Operating lease right of use assets	368,676	—
Property, plant and equipment, net	711,516	686,620
Goodwill and other intangible assets, net	1,293,647	1,261,921
Total assets	$6,750,209	$6,450,785

Liabilities and Equity
Short-term bank credit and loans	$154,536	$208,821
Current maturities of long-term loans and Series A Notes	164,006	62,546
Operating lease liabilities	63,707	—
Trade payables	758,139	776,100
Other payables and accrued expenses	1,095,463	1,081,992
Contract liabilities	812,704	780,994
	3,048,555	2,910,453

Long-term loans, net of current maturities	126,528	467,649
Series A Notes, net of current maturities	—	56,303
Employee benefit liabilities	748,830	736,798
Deferred income taxes and tax liabilities, net	88,310	78,677
Operating lease liabilities	319,751	—
Contract liabilities	89,769	175,890
Other long-term liabilities	202,558	170,607
	1,575,746	1,685,924

Elbit Systems Ltd.'s equity	2,103,016	1,832,453
Non-controlling interests	22,892	21,955
Total equity	2,125,908	1,854,408
Total liabilities and equity	$6,750,209	$6,450,785

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amount)

	Six Months Ended June 30,		Three Months Ended June 30,		Year Ended December 31,
	2019	2018	2019	2018	2018
	Unaudited		Unaudited		Audited
Revenues	$2,085,704	$1,710,694	$1,063,981	$892,166	$3,683,684
Cost of revenues	1,519,689	1,225,283	775,588	642,180	2,707,505
Gross profit	566,015	485,411	288,393	249,986	976,179

Operating expenses:
Research and development, net	154,658	144,740	77,303	76,555	287,352
Marketing and selling, net	145,405	138,119	73,573	69,949	281,014
General and administrative, net	110,866	72,784	57,226	37,045	160,348
Other operating income, net	(1,234)	(45,367)	—	(45,367)	(45,367)
Total operating expenses	409,695	310,276	208,102	138,182	683,347
Operating income	156,320	175,135	80,291	111,804	292,832

Financial expenses, net(*)	(34,254)	(20,994)	(20,329)	(10,745)	(44,061)
Other (expenses) income, net	(1,807)	(5,088)	1,623	(5,110)	(11,449)
Income before income taxes	120,259	149,053	61,585	95,949	237,322

Taxes on income	(20,924)	(13,639)	(10,825)	(7,277)	(26,445)
	99,335	135,414	50,760	88,672	210,877

Equity in net earnings (losses) of affiliated companies and partnerships	5,741	6,445	3,494	3,311	(2,222)
Net income	$105,076	$141,859	$54,254	$91,983	$208,655
Less: net income attributable to non-controlling interests	(800)	(299)	(434)	(53)	(1,917)
Net income attributable to Elbit Systems Ltd.'s shareholders	$104,276	$141,560	$53,820	$91,930	$206,738

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$2.41	$3.31	$1.23	$2.15	$4.84
Diluted net earnings per share	$2.40	$3.31	$1.22	$2.15	$4.84

Weighted average number of shares (in thousands)(**)
Shares used in computation of basic earnings per share	43,340	42,752	43,927	42,753	42,753
Shares used in computation of diluted earnings per share	43,391	42,754	44,026	42,755	42,753

(*) Financial expenses in the first half of 2019 included exchange rate differences of $14.5 million on lease contracts as a result of the implementation of ASC 842.
(**) During the second quarter of 2019 the Company issued 1,408,921 shares to institutional investors.

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW

Earning Release

(In thousands of US dollars)

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$105,076	$141,859	$208,655
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	66,854	56,413	118,205
Adjustment to fair value investment	—	5,114	13,334
Stock-based compensation	1,951	—	1,387
Amortization of Series A Notes premium and related issuance costs, net	(46)	(46)	(92)
Deferred income taxes and reserve, net	9,267	1,305	13,724
Loss (gain) on sale of property, plant and equipment	(432)	(89)	2,080
Loss (gain) on sale and revaluation of investments	(4,479)	(43,201)	(41,822)
Equity in net earnings of affiliated companies and partnerships, net of dividend received (*)	411	(4,093)	17,929
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in short and long-term trade and unbilled receivables and contract assets and prepaid expenses	(78,562)	18,077	(89,099)
Increase in inventories, net	(134,370)	(136,949)	(117,221)
Decrease in trade payables, other payables and accrued expenses	(5,638)	(91,660)	(89,956)
Severance, pension and termination indemnities, net	3,012	439	(31,363)
Increase (decrease) in contract liabilities	(54,515)	51,689	185,898
Net cash provided by (used in) operating activities	(91,471)	(1,142)	191,659

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(64,904)	(48,374)	(102,301)
Acquisition of subsidiaries and business operations	(5,634)	(127,569)	(504,447)
Proceeds from premises evacuation	344,913	—	—
Investments in affiliated companies and other companies	(1,350)	(3,748)	(7,538)
Deconsolidation of subsidiary	—	(2,873)	(2,873)
Proceeds from sale of property, plant and equipment	1,039	1,106	4,388
Investment in long-term deposits	(289)	(180)	(183)
Proceeds from sale of long-term deposits	350	67	82
Investment in short-term deposits and marketable securities	(15,649)	(5,072)	(10,361)
Proceeds from sale of short-term deposits and marketable securities	21,856	18,104	30,363
Net cash provided by (used in) investing activities	280,332	(168,539)	(592,870)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	—	48	48
Issuance of shares	184,840	—	—
Repayment of long-term loans	(241,984)	(28)	(775)
Proceeds from long-term loans	—	340,386	342,528
Repayment of Series A Notes	(55,532)	—	(55,532)
Dividends paid	(38,273)	(18,827)	(75,305)
Change in short-term bank credit and loans, net	(54,581)	(120,995)	242,652
Net cash (used in) provided by financing activities	(205,530)	200,584	453,616

Net increase (decrease) in cash and cash equivalents	(16,669)	30,903	52,405
Cash and cash equivalents at the beginning of the year	208,479	156,074	156,074
Cash and cash equivalents at the end of the period	$191,810	$186,977	$208,479
* Dividend received from affiliated companies and partnerships	$6,152	$2,352	$15,707

Earning Release

ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Six months ended June 30,				Three months ended June 30,
	2019		2018		2019		2018
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	781.3	37.5	678.3	39.7	412.9	38.8	367.3	41.2
Land systems	565.5	27.1	256.5	15.0	262.0	24.6	142.1	15.9
C4ISR systems	505.4	24.2	563.1	32.9	261.9	24.6	287.9	32.3
Electro-optic systems	171.3	8.2	154.8	9.0	93.4	8.8	66.8	7.5
Other (mainly non-defense engineering and production services)	62.2	3.0	58.0	3.4	33.8	3.2	28.1	3.1
Total	2,085.7	100.0	1,710.7	100.0	1,064.0	100.0	892.2	100.0

Consolidated Revenues by Geographical Regions:

	Six months ended June 30,				Three months ended June 30,
	2019		2018		2019		2018
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	494.3	23.7	351.9	20.6	232.4	21.8	166.3	18.6
North America	575.3	27.6	461.2	27.0	299.6	28.2	252.5	28.3
Europe	388.0	18.6	315.7	18.5	191.5	18.0	162.9	18.3
Asia-Pacific	483.9	23.2	364.0	21.3	267.3	25.1	190.4	21.3
Latin America	72.6	3.5	91.0	5.3	40.8	3.8	50.9	5.7
Other countries	71.6	3.4	126.9	7.3	32.4	3.1	69.2	7.8
Total	2,085.7	100.0	1,710.7	100.0	1,064.0	100.0	892.2	100.0